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                                  EXHIBIT 99.2

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                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX


October 13, 2004

Mr. Robert Hughes
President
Ohio Central Savings
6033 Perimeter Drive
Dublin, Ohio 43017

Re:  Business Plan Proposal

Dear Bob:

This letter represents our proposal to prepare a complete three-year Business Plan ("Plan") for Ohio Central Savings ("Ohio Central" or the "Bank") to fulfill the requirements of the Office of Thrift Supervision ("OTS")relating to the Bank's stock conversion. The Plan will focus on Ohio Central's new three-year pro formas, the conversion impact on Ohio Central and the planned use of proceeds.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 2001, thirty-two in 2002, twenty-nine in 2003 and fifteen in 2004, and all have been approved. Ohio Central' s Plan will be based on the format provided in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Bank's Business Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. We have filed numerous Business Plans with the OTS and are familiar with their pre-filing requirements for business plans.

Exhibit B provides a sample set of typical pro formas. Ohio Central's pro formas will incorporate the most current interest rate projections available. Our procedure in preparing the Plan and three-year projections is to request key financial information, including TFR and CMR Reports, investment portfolio mix, recent lending activity, savings activity, costs and yields and other data from Ohio Central. Based on a review of this information, I will then meet with management to discuss the Bank's plans and expectations for 2004, 2005, 2006 and 2007, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, capital improvements, increases in fixed assets, investment strategy, expansion plans, overhead expenses, board fees, fees and charges, total compensation, etc. We will then prepare financial projections tying the beginning figures to Ohio Central's September 30, 2004 TFR balances, incorporating the Bank's current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will be

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Mr. Robert Hughes
October 13, 2004
Page 2


repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based on Ohio Central's actual performance year-to-date 2004, in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by OTS.

With each set of pro formas, we will send Ohio Central a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the holding company (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management's comments and requests. We will also send a copy to Luse Gorman Pomerenk & Schick for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Business Plan text and pro formas is a fee of $15,000, plus out-of-pocket expenses not to exceed $250. The fee includes a retainer fee of $2,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to working with the Bank and its management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.


/s/ Michael R. Keller
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Michael R. Keller
President

MRK:jmm
enclosure

Accepted this 15th day of October, 2004.


/s/ Robert Hughes
-----------------
Robert Hughes
President